UNITED  STATES
                     SECURITIES  AND  EXCHANGE  COMMISSION
                         WASHINGTON,  D.C.  20549


                            SCHEDULE  13D


            UNDER  THE  SECURITIES  EXCHANGE  ACT  OF  1934
                          (AMENDMENT  NO.  2)*


                       JK  ACQUISITION  CORP.
                         (Name  of  Issuer)

              Common  Stock,  par  value  $.0001  per  share
                 (Title  of  Class  of  Securities)

                           47759H  304
                         (CUSIP  Number)

                       Randall  W.  Heinrich
                    8 Greenway Plaza, Suite 818
                        Houston, Texas 77046
                          713-951-9100
      (Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

                      December  29,  2009
      (Date  of  Event  which  Requires  Filing  of  this  Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 13d-1(e), Sections 13d-1(f), or Sections 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             CUSIP  No.  47759H  304
________________________________________________________________________________
     1)     Names  of  Reporting  Person

                     Keith  D.  Spickelmier

                     S.S.  or  I.R.S.  Identification  No.  of Above Person
                    (entities only)

________________________________________________________________________________
     2)     Check  the Appropriate Box if a Member of a Group (See Instructions)

                         (a)  [  ]
                         (b)  [  ]
________________________________________________________________________________
     3)     SEC  Use  Only
________________________________________________________________________________
     4)     Source  of  Funds:
                  PF
________________________________________________________________________________

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                  N/A
________________________________________________________________________________
     6)     Citizenship  or  place  of  Organization:
               United  States  of  America
________________________________________________________________________________
          (7)     Sole  Voting  Power
Number  of          55,472,309
Shares
Bene-
ficially   _____________________________________________________________________
owned by  (8)     Shared  Voting  Power
Each                -0-
Report-
ing Person _____________________________________________________________________
With      (9)     Sole  Dispositive  Power
                  55,472,309
          ______________________________________________________________________
          (10)     Shared  Dispositive  Power
                  -0-
________________________________________________________________________________
    11)     Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person:
            55,472,309
________________________________________________________________________________
    12)     Check  if the Aggregate Amount in Row (11) excludes certain shares:
               [   ]
________________________________________________________________________________
    13)     Percent  of  Class  Represented  by  Amount  in  Box  (11):
            43.4%
________________________________________________________________________________
    14)     Type  of  Reporting  Person
                   IN

                             PURPOSES OF AMENDMENT

         This Amendment No. 2 to Schedule 13D relates to shares of common stock in JK Acquisition Corp., a Delaware corporation (the "Issuer"). This Amendment No. 2 supplements and amends the initial statement on Schedule 13D filed on April 14, 2006 (the "Initial Statement") by Keith D. Spickelmier, as previously amendment by an Amendment No. 1 filed on July 24, 2008. This Amendment No. 2 is being filed to report a change in Mr. Spickelmier's beneficial ownership due to the conversion of a convertible promissory note. Capitalized terms used herein and not otherwise defined herein shall have the meaning given to them in the Initial Statement.

ITEM  1.  Security  and  Issuer

     The second sentence of Item 1 of the Initial Statement is being amended to read in its entirety as follows:

"The principal executive offices of the Issuer are located at 4265 San Felipe, Suite 1100, Houston, Texas 77027."

ITEM  2.  Identity  and  Background

     Item 2(a) of the Initial Statement is being amended to read in its entirety as follows:

"(a)     This Statement is filed by Keith D. Spickelmier as the beneficial owner of 55,472,309 shares of Common Stock. The preceding number of shares makes Mr. Spickelmier a 43.4% beneficial owner of the shares of Common Stock."

ITEM  3.  Source  and  Amount  of  Funds  or  Other  Consideration

     Item 3 of the Initial Statement is being amended to read in its entirety as follows:

"Mr. Spickelmier purchased the 485,763 shares of Common Stock owned by him with his personal funds. Moreover, Mr. Spickelmier used his personal funds to loan to the Issuer an amount that (with accrued interest) totaled an aggregate of $417,681.90 as of July 21, 2008. On July 21, 2008, the Issuer executed in favor of Mr. Spickelmier by a promissory note convertible into up to 52,210,238 shares of Common Stock to represent the outstanding indebtedness. Additional amounts totaling $22,210 were advance pursuant to this promissory note, and these additional amounts were convertible into an additional 2,776,308 shares of Common Stock. On December 29, 2009, Mr. Spickelmier converted such promissory note into 54,986,546 shares of Common Stock."

ITEM  5.  Interest  in  Securities  of  the  Issuer

     Item 5 of the Initial Statement is being amended to read in its entirety as follows:

"Mr. Spickelmier owns outright 55,472,309 shares of Common Stock for which he is the beneficial owner. Other than for his receipt of shares upon the conversion of the convertible promissory note described above, Mr. Spickelmier has not effected any transaction in or with respect to the Common Stock during the past 60 days."

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item  6 of the Initial Statement is being amended to be deleted in its entirety.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December  29,  2009



:/S/   Keith  D.  Spickelmier
 ----------------------------
       Keith  D.  Spickelmier,  individually

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

           ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
          CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
                             (SEE 18 U.S.C. 1001).